                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                         Amendment No. 2
                            FORM 10SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         SKINVISIBLE, INC.
        (Exact name of Company as specified in its charter)

NEVADA                                            88-0344219
-------------------------------                   ------------------
(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                    Identification No.)

3095 East Patrick Lane, Suite 1, Las Vegas, Nevada   89120
--------------------------------------------------   ----------
(Address of principal executive offices)             (Zip Code)

Registrant's telephone number, including area code   702-433-7154
                                                     ------------

SEC File No.: 0-25911

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered
      None                                      None


Securities to be registered pursuant to Section 12(g) of the Act:

              100,000,000 Shares of Common Stock
              ----------------------------------
                       (Title of class)

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                       TABLE OF CONTENTS

                                                               Page
                                                               ----
COVER PAGE ....................................................   1

TABLE OF CONTENTS .............................................   2

PART I ........................................................   3

DESCRIPTION OF BUSINESS .......................................   3
DESCRIPTION OF PROPERTY .......................................  18
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES .......  18
REMUNERATION OF DIRECTORS AND OFFICERS ........................  21
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS ..  21
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS .....  22
SECURITIES BEING OFFERED ......................................  23

PART II .......................................................  25

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS ..............  25
LEGAL PROCEEDINGS .............................................  25
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS .................  25
RECENT SALES OF UNREGISTERED SECURITIES .......................  25
INDEMNIFICATION OF DIRECTORS AND OFFICERS .....................  26

PART F/S ......................................................  28

FINANCIAL STATEMENTS ..........................................  28

PART III ......................................................  29

INDEX TO EXHIBITS .............................................  29

SIGNATURES ....................................................  30

                                2


                              PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative
2.

Item 6.  Description of Business

General

Skinvisible, Inc. (the "Company") is in the business of developing, manufacturing and selling antimicrobial skin protection products designed to control the effects of occupational hand disease, as well as prevent the cross contamination of pathogens. The Company has completed the development of its products and is commencing production and sales. The Company continues to research and develop potential additional products.

Corporate History and Subsidiaries

The Company is a Nevada corporation that was incorporated on March 6, 1998 under the name "Microbial Solutions, Inc.". On February
26, 1999, the Company filed an amendment to its articles of incorporation changing its corporate name to "Skinvisible, Inc."

The Company carries on its business through three wholly owned subsidiaries, as described below:

Name of Subsidiary	Date of Incorporation	Incorporation
------------------      ---------------------   ----------------

Skinvisible
Pharmaceuticals, Inc.   June 30, 1995		Nevada
(formerly Manloe
Labs Inc.)

Skinvisible
International, Inc.	February 22, 1999		Nevada

Skinvisible
Pharmaceuticals
(Canada) Inc.           October 20, 1998		Canada (federal)

The Company's primary business activities, including all research, development and manufacturing of its products, are carried on through Skinvisible Pharmaceuticals, Inc. ("SVP"). The name of this subsidiary company was changed from "Manloe Labs Inc." to "Skinvisible Pharmaceuticals, Inc." effective February 22, 1999.

Marketing of the Company's products is performed by Skinvisible
International, Inc. ("SVI") in the United States and Skinvisible
Pharmaceuticals (Canada) Inc. ("SPI Canada") in Canada.

Acquisition of Skinvisible Pharmaceuticals

The Company acquired SVP pursuant to a share purchase and sale agreement between the Company and Roger Hocking ("Hocking") (the
"SVP Acquisition Agreement").  The Company acquired all of

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the issued and outstanding shares of SVP from Hocking in exchange for the payment to Hocking of $200,000 in cash and 275,000 restricted common shares of the Company. The closing of the acquisition of SVP was completed on March 31, 1998. Note that the terms of the SVP Acquisition Agreement can be found in the full agreement which is attached hereto as an exhibit. There was no affiliation between Hocking and the Company or any of the directors or officers of the Company prior to the Company and Hocking entering into the SVP Agreement.

Manufacturing and Marketing License Agreement

On March 19, 1998, SVP entered into a Manufacturing and Marketing License Agreement with Jazor Laboratory Group, Inc. ("Jazor") and Bruce Jezior ("Jezior") (the "Manufacturing Agreement") whereby Jazor granted to SVP the exclusive right and license to manufacture, distribute, market and sell the products developed by Jazor (the "License Rights"). The products included a proprietary polymer base developed by Jazor and known as "Jatex" (the "Polymer Base") and the Viro Shield and Work Gluv products developed by Jazor using the Polymer Base (together, the "Licensed Products"). The Licensed Products included any products superceding or replacing Viro Shield, Work Gluv or the Polymer Base, together with any modification to or products superceding Viro Shield, Work Gluv or the Polymer Base and any future products developed by Jazor using the Polymer Base. Pursuant to the Manufacturing Agreement, SVP agreed to pay to Jazor a license fee equal to $50,000 upon execution of the Agreement and a royalty fee equal to the greater of $6,000 per month or 1.5% of the net revenues realized by SVP from the sales of the Licensed Products (the "Royalty Fees").
There was no affiliation between Jazor or Jezior and the Company, SVP or any of the officers, directors principals or shareholders of the Company or SVP prior to SVP entering into the Manufacturing Agreement with Jazor and Jezior.

The Manufacturing Agreement provided that upon aggregate Royalty Fees equal to $2,000,000 having been paid by SVP to Jazor, SVP would have no further obligations to make any additional payments on account of the Royalty fees and Jazor would deliver to SVP all confidential information, including formulae, technical data, engineering specifications, and trade secrets necessary to enable SVP to manufacture all products that are the subject of the Manufacturing Agreement independently of Jazor.

Note that the terms of the Manufacturing Agreement can be found in the full agreement which is attached hereto as an exhibit.

On February 2, 1999, SVP entered into an amendment to the Manufacturing Agreement with Jazor and Jezior whereby the Company issued 500,000 restricted common shares at a deemed price of $2.00 per share to Jezior in consideration for the release of the proprietary polymer process and technology information licensed to the Company. The proprietary polymer process and technology information has been released to the Company and the shares have been issued to Jezior. In consideration for the issuance of the 500,000 shares pursuant to the amendment to the Manufacturing Agreement, Jazor and Jezior also agreed to reduce the maximum amount of Royalty Fees payable by the Company from $2,000,000 to $1,000,000. As of April 5, 1999, the Company had paid a total of $72,000 on account of the Royalty Fees.

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Note that the terms of the amendment to the Manufacturing Agreement can be found in the full agreement which is attached hereto as an exhibit.

History of Product Development

At the time of its acquisition by the Company, SVP manufactured and distributed two proprietary products. The products incorporated the proprietary polymer technology developed by Jazor and marketed under the name of Jatex. The products themselves were marketed under the names Viro Shield and Work Gluv and included the chemical Benzalkonium Chloride as the active ingredient. SVP manufactured and distributed Viro Shield and Work Gluv from 1997 to 1998. Sales of Viro Shield and Work Gluv were handled through dealers, with a focus on developing business with hospitals and emergency service providers particularly in Florida. SVP experienced limited sales of Viro Shield and Work Gluv due, at least in part, to a lack of research and development support materials for its products and a limited amount of sales and marketing literature.

At the time of the Company's acquisition of SVP, SVP had no research and development facilities and had completed only minimal documented research on its products. The Company recognized that the lack of documented research was an impediment to establishing the credibility necessary to achieve market acceptance and to making claims regarding the performance of the Company's products.
 The Company through SVP undertook to: (1) examine the claims made on the existing two products and the proprietary Jatex polymers;
(2) research whether better products could be made utilizing the proprietary Jatex polymers; and (3) conduct all necessary research and development trials for such new products. The Company selected the active ingredient Triclosan as the basis for new product development and undertook ten months of clinical trials with six Federal Food and Drug Administration (FDA) approved laboratories to obtain reports on the polymer products incorporating Triclosan as
the active ingredient.   The Company completed these research and
development efforts as of February 11, 1999.


Scientific Advisory Committee

The Company has formed a Scientific Advisory Committee to advise its Board of Directors on the research and development of new products and on the scientific issues regarding claims made by the Company regarding its products. The Company's Scientific Advisory Committee consists of Professor Christaan Barnard, M.D., Dr. Mark Frobb, M.D., Dr. Jim Roszell, Ph.D., Dr. Claude Paul, L.D.S., D.M.D. and Bruce Jezior. Dr. Barnard is a world renowned heart transplant specialist from South Africa who performed the world's first human heart transplant. Dr. Frobb is a medical doctor who practices medicine in the Province of British Columbia, Canada. Dr. Roszell is a chemist who works full time for the Company, and has experience in dealing with regulatory bodies such as the FDA. Bruce Jezior is the inventor of the proprietary Jatex polymers. Dr. Paul is a retired dental surgeon and periodontist who received his graduate and doctorate degrees from Geneva University in Switzerland.

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Each member of the Scientific Advisory Committee spends a small portion of their business time on the Company's research and development. Members of the Scientific Advisory Committee are consulted by the Company on an as needed basis to provide direction on the research and development of the Company's products. Members of the Scientific Advisory Committee do not conduct any research or development activity for the Company's products. Research and development of the Company's products is carried on by the Company itself and through independent laboratories, as discussed below in "Item 6. Description of Business - Results of Research on the Skinvisible Products"

Skinvisible Products

The Company is marketing its polymer based skin protection products under the tradename "Skinvisible" (the "Skinvisible Products").
The Company is marketing the Skinvisible Products in five separate and distinct markets under five distinct brand names. All Skinvisible Products incorporate Triclosan as the active ingredient and offer the same degree of protection from occupational hand disease. All Skinvisible Products are identical in composition.

The five markets to which the Company markets its Skinvisible
Products are described below:

1.    Medical Market

The Company markets the Skinvisible Products to the medical and hospital industry using the brand name "Skinvisible - Medical Formula". The Company markets the Medical Formula to hospitals, nursing homes, doctors, nurses, dentists, hygienists, fire departments, police ambulance and ancillary services as an additional measure to prevent the transmission of disease, to protect from harmful chemicals and to protect from the rigors of extensive hand washing protocols. The Company also markets the Medical Formula as a safe and effective alternative to protect people from latex contact which can cause allergic reactions to some users.

2.    Industrial Market

The Company markets the Skinvisible Products to the industrial marketplace using the brand name "Skinvisible - Industrial
Formula". The Company markets the Industrial Formula to mechanics, painters, auto-body workers, chemical handlers, construction trades, gardeners, mill workers and garbage/ sanitation workers as a measure to protect the user's skin from exposure to harsh chemicals and skin irritants.

3.    Food Service Market

The Company markets the Skinvisible Products to the food service marketplace using the brand name "Skinvisible - Food Service Formula". The Company markets the Food Service Formula to the restaurant, hospitality, food service and food processing industries as a measure to prevent against the transmission of infectious pathogens and disease-causing bacteria associated with food products, handling and processing.

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4.    Salon Market

The Company markets the Skinvisible Products to the salon marketplace using the brand name "Skinvisible - Salon Formula".
The Company markets the Salon Formula to hairdressers, nail technicians, beauticians, massage therapists and tanning salons as a measure to protect the user from exposure to disease transmission and exposure of the user's skin to harsh chemicals and skin irritants which are prevalent in these occupations.

5.    Personal Market

The Company markets the Skinvisible Products to the personal marketplace using the brand name "Skinvisible - Personal Formula".
 The Company markets the Personal Formula to individual consumers for their personal use as a measure to protect the user from exposure to disease transmission resulting from day to day activities.

The prices for the Skinvisible Products are presently the same for all brand name formulations. The Company's present retail prices for the Skinvisible Products are as follows:

Product Size			Price
------------                  ------

2 oz bottle				$16.00
4 oz bottle				$24.00
8 oz bottle				$38.00
16 oz bottle			$64.00
32 oz bottle			$80.00


Results of Research on the Skinvisible Products

The Company has conducted independent research of the Company's Skinvisible Products at independent laboratories. Research at independent laboratories follows the Company's own internal research and development activities and is used by the Company to obtain independent verification of the properties of the Skinvisible Products.

The Company's research and development focus has been directed at analyzing the original antimicrobial lotion, validating its properties, researching a new formulation, and conducting internal and external laboratory and clinical tests. Tests have included analysis of the skin adherence of the polymer based lotions. Known as "substantivity", the polymer achieves skin adherence by creating a dynamic chemical bonding that capitalizes on the characteristics of the outer layer of the skin, known as the stratum corneum. The polymer formula is non-occlusive, allowing the skin to breathe, maintaining the skin's natural moisture in addition to absorbing moisture from the air. The invisible polymer base lotion gradually deteriorates as the natural turnover of the stratum corneum occurs (a gradual, natural process culminating in a total shedding and regeneration every 24 hours).

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The polymers act as a delivery system for pathogen killing agents.
 The Company combines the polymer with antimicrobial agents allowed under the tentative FDA monograph for over-the-counter ("OTC") antimicrobial lotions. The polymers, when combined with the active antimicrobial agent, create Skinvisible's proprietary product. Triclosan 1% was chosen as the active antimicrobial agent as it gives the lotion the broadest spectrum of pathogen coverage and has the advantage of a long history of safe usage with a benign toxicological profile.

The Skinvisible product line has been registered with the Food & Drug Administration ("FDA") and meets Occupational Safety & Health ("OSHA") bloodborne pathogen standards. Skinvisible has also been issued a Drug Identification Number ("DIN") required for the sale of its antimicrobial skin protection product line in Canada.

Skinvisible has contracted with six major independent U.S. laboratories, all FDA-recognized facilities with extensive qualifications for carrying out investigative studies on the product, utilizing protocols incorporating Good Laboratory Practice and Good Clinical Practice ("GLP/GCP") standards. The studies undertaken were directed at demonstrating the effective bonding of the polymer lotion to skin dermal structures; demonstrating the long term substantivity (ability to adhere to the skin) of the polymer lotion when applied to skin; demonstrating the imperviousness ("not affording passage") of the lotion to a significant number of noxious chemical agents over the four hour period of time proven for substantivity; and the effective antimicrobial action of the lotion to bacterial pathogens at the time of application and over the same four hour period.

Synopses of the studies carried out by the independent laboratories under contract with the Company appear below:

1.    APPLIED CONSUMER SERVICES, INC.
95th NW Thea Ave. Bay 5, Hialeah Garden, FL 33016.

Applied Consumer Services, Inc. performed in vitro studies on the rates of desorption of Skinvisible Antimicrobial Skin Protector from fritted glass filters in the presence of 5% Ammonium Hydroxide. ACS also conducted studies to demonstrate >99% of 28 challenge liquids, ranging from 10% HCL to Paint Stripper, failed to penetrate a barrier of Skinvisible Antimicrobial Skin Protector. ACS performed accelerated stability studies on Skinvisible Antimicrobial Skin Protector, determining the product stability in excess of 59 months.

2.	CALIFORNIA SKIN RESEARCH INSTITUTE (CSRI)
15222 - B Avenue of Science, San Diego, CA  92128.

CSRI repeated the desorption studies on human subjects. CSRI also performed skin sensitivity studies on Skinvisible
Antimicrobial Skin Protector and Electron Microscopy Study showing adherence of Skinvisible Antimicrobial Skin Protector to human skin for four hours.

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3.    ADVANCED SURFACE MICROSCOPY, INC.
6009 Knyghton Rd., Indianapolis, IN 46220

Advanced Surface Microscopy performed Atomic Force Microscopy studies on the nature of the bonding of Skinvisible
Antimicrobial Skin Protector to human skin. The results of its study showed that the Product bonded to the skin for a period of four (4) hours.

4.    BIOSCIENCE LABORATORIES, INC.
P.O. Box 190, Bozeman, Montana 59771-0190

Bioscience Laboratories performed in vivo and in vitro studies to demonstrate the efficacy of Skinvisible Antimicrobial Skin Protector as a long-term antimicrobial, killing a wide variety of micro-organisms. Bioscience Labs also performed studies on the efficacy of Skinvisible Antimicrobial Skin Protector to prevent Transepidermal Water Loss during daily repetitive hand washing. The results of this study showed that the Product prevented moisture loss during frequent hand washings.

5.    VIROMED BIOSAFETY LABORATORIES
6101 Blue Circle Drive, Minneapolis, MN 55343

Viromed Laboratories performed in vivo and in vitro tests on Skinvisible Antimicrobial Skin Protector's efficacy as an antiviral agent. The results of this study showed that the Product was effective against envelope viruses with minimal effect on non-envelope viruses.

6.    NORTHVIEW BIOSCIENCES, INC.
2800 7th St., Berkeley, CA 94710

Northview Biosciences performed toxicity studies of Skinvisible Antimicrobial Skin Protector, demonstrating that a dose of 5g/kg of Skinvisible was non-toxic and had no ill effects on laboratory rats.

The results were conclusive in proving that Skinvisible's proprietary formulation demonstrated exceptional substantivity under practical user conditions during a four hour period, excellent maintenance of its impervious shield and blockage of penetration or passage to the broad range of noxious chemicals tested, and excellent kill patterns to the broad spectrum of pathogens tested during the four hour test period.

Skinvisible Pharmaceuticals, Inc. is in the process of researching the development of the following potential products:

- 	Sun Screen/Protector - sunscreen that filters harmful UV
radiation; stays on for up to four hours and will not wash off even after repeated entries into the water;

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-  	Skin Care - antimicrobial skin care for the control of
facial acne;

-   	Foot Cream - anti-fungal cream for general care and
protection, as well as prevention and protection against athletes foot;

-   	Liquid Diaper - antimicrobial skin care for protection
against diaper rash; ideal for babies and incontinent patients.

Finalization of these products will be subject to completion of research and development and clinical testing at independent laboratories. This is a forward-looking statement and development of these products may not be completed.

Manufacturing of the Skinvisible Products

The Skinvisible Products are manufactured by SVP at the Company's facility at 6320 S. Sandhill Road, Unit #10, Las Vegas, Nevada 89120. The manufacturing process consists of the manufacture of the polymer base of the Skinvisible Products and the addition of the active Triclosan ingredient. The manufacturing process starts with the combination of the base ingredients in accordance with the amounts and the process prescribed by the proprietary formula. The combined ingredients are heated to critical temperatures as required to complete manufacture of the final polymer complex. The product is ready for bottling once the final polymer complex has
cooled.   Once manufactured, the Skinvisible Products are stored on
site pending shipment.

The Company has the capacity to produce approximately 100 gallons of Skinvisible Product per day. The Company anticipates expanding production capacity to over 300 gallons of Skinvisible Product per day with the installation of a new, higher capacity mixing tank.

The ingredients for the Skinvisible Products are supplied by a number of different chemical manufacturers. The Company does not have any long term contractual arrangements with any of its suppliers. Ingredients are available from alternate suppliers in the event that the Company is not able to obtain ingredients from its current suppliers.

Government Regulation

The Skinvisible Product line has been formulated under the tentative over-the-counter monograph for antimicrobial skin lotions in the United States (the "Monograph"). No specific application or formulary approval procedure is necessary for marketing a product in the United States, provided the product fits under the formulary guidelines of the Monograph. The official procedure is to file with the FDA which then affixes a National Drug Code (NDC) number to the product. The NDC numbers applied to the Skinvisibile Products are as follows:

Skinvisible Product Brand Name		NDC Number
------------------------------            ----------
Medical Formula				      NDC#63034-025
Food Service Formula				NDC#63034-035

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Industrial Formula				NDC#63034-055
Salon Formula					NDC#63034-045
Personal Formula				      NDC#63034-065.

In Canada, the Skinvisible Products are regulated by the Health Protection Branch (HPB) of the Canada Ministry of Health and Welfare. Under the Canadian regulatory scheme a company submits an application to the HPB who reviews the application and the product through a review panel and issues a Drug Identification Number
(DIN) upon approval.  The HPB has assigned the following DIN to the
Company: 02240020.

Marketing

The Company originally commenced marketing of the Skinvisible Products exclusively through a network marketing program known as the "Net/Direct, Dual Compensation Plan" (Net/Direct Plan) run by SVI in the United States and SPI(Canada) in Canada. The Net/Direct Plan had been structured by the Company to provide various incentives to encourage independent businesses and individuals to sell and to buy the Skinvisible Products and/or to make customer referrals. The Net/Direct Plan contemplated that independent businesses and individuals would earn commissions off their own sales and the sales of others they brought into the marketing program.

The Company decided to abandon this network marketing program in June, 1999 and to market the Skinvisible Products through, (1) distribution agreements entered into by the Company and its subsidiaries, and (2) direct marketing efforts undertaken by the Company itself. This decision was based on the Company perception that it could not attain sufficient market penetration and acceptance through its network marketing program. The Company does not have any independent businesses or individuals marketing the Skinvisible Products through the network marketing program at this time.

The Company entered into an agreement with Aquastel Pacific Environmental Technology Limited of Hong Kong ("Aquastel") for the commercial sale and distribution of the product in Hong Kong, Taiwan, Singapore, Malaysia and Thailand (the "Aquastel
Agreement").   The Company has granted Aquastel exclusive rights to
these countries for the term of the Aquastel Agreement. The Aquastel Agreement is for a term of three years, subject to an eight month cancellation clause in favor of each party during the first three year term and subject to Aquastel meeting certain minimum purchase requirements. Aquastel is required to purchase $30,000 of Skinvisible Products in the first eight months and $30,000 in the following four months of the initial year. Aquastel must purchase a minimum of $100,000 of Skinvisible Products in the second and third years of the term of the Aquastel Agreement. The sales prices of the Skinvisible Products at which Aquastel is required to purchase are set forth in the Aquastel Agreement and are subject to review after six months. The Company received an order from Aquastel for approximately $30,000 of Skinvisible Products in the third quarter of 1999. A copy of the Aquastel Agreement is attached as an exhibit. The discussion herein regarding the agreement between the Company and Aquastel is qualified in its entirety by reference to the agreement.

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The Company's subsidiary, Skinvisible Pharmaceuticals, Inc.
("SVP"), has entered into an agreement dated July 28, 1999 with Essentially Yours Industries Corp. of Surrey, British Columbia, Canada ("Essentially Yours") for the exclusive distribution of Skinvisible's proprietary family of skin protection products to the retail marketplace within Canada and the United States (the "EYI North American Agreement"). Additionally, SVP signed an agreement dated July 28, 1999 with EYI International Limited ("EYI International") under similar terms and conditions for the exclusive distribution of its product line internationally in the retail market within the fourteen countries in which EYI International presently operates (the "EYI International Agreement").

The EYI North American Agreement gives Essentially Yours the exclusive right to market the Skinvisible name and its existing product line in North America. The EYI North American Agreement also gives EYI a right of first refusal on new products developed under the Skinvisible label for the retail marketplace.
Essentially Yours is obligated to purchase a minimum of 50,000 oz of Skinvisible Product by December 31, 1999. Essentially Yours is also obligated to purchase a minimum of 1,000,000 oz for the year ending December 31, 2000, 1,250,000 oz for the year ending December 31, 2001, and 1,560,000 oz for the year ending December 31, 2002. Failure of Essentially Yours to meet these minimum purchase requirements will give the Company the right to terminate both the North American Agreement and the International Agreement. The Company received an order from EYI for 60,000 ounces of product in third quarter of 1999.

The EYI International Agreement gives EYI International the exclusive right to market Skinvisible's existing product line and the same right of first refusal on new Skinvisible label products to the retail marketplace in the following fourteen countries in which EYI International presently operates: Brazil, United Kingdom, Israel, Lebanon, Egypt, Jordan, Palestinian Authority Region, Indonesia, Thailand, Hong Kong, Singapore, Philippines, Mexico, and Taiwan. The EYI International Agreement also gives EYI International a right of first refusal for other international countries outside of North America. EYI International also has the option to expand the territory for the international market to include additional countries by purchasing 25,000 oz of product for each additional country and paying the Company's cost of achieving regulatory approvals for sales of products in the additional country.

A copy of each of the EYI North American Agreement and the EYI International Agreement is attached hereto as exhibits. The discussion herein regarding the EYI North American Agreement and the EYI International Agreement is qualified in its entirety by reference to the copies of the attached agreement.

The Company will continue to market directly, or through other distribution channels, to the corporate, commercial and industrial marketplace in North American and international markets not covered by any distribution agreement.

The Company has been advised by Boston Pizza International of its intention to use the Company's Skinvisible Products at its 120 Boston Pizza restaurants across Canada as part of Boston Pizza International's regular hygiene program. Boston Pizza International has advised the Company that the Company's Skinvisible Products will be part of its national employee hygiene program

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commencing January 1, 2000. The Company has not entered
into any written agreement with Boston Pizza International but has received a few orders from the franchisees of Boston Pizza
International.

Company Web Site

The Company maintains a web site on the Internet at "www.skinvisible.com" ("Web Site") as part of its marketing strategy. The Web Site provides viewers with information regarding the Company and the Skinvisible Products. Persons who want to contact the Company directly regarding purchases of Skinvisible Products may do so via e-mail. The Company refers all inquiries for purchases in the retail market to EYI in accordance with the EYI North American Agreement. The Company also maintains a hyperlink to EYI's web site in order that potential purchasers may contact EYI directly.

Competition

The Company's Skinvisible Products have been developed to compete against the following products:

*     products which prevent occupational hand disease; and
* products which can prevent the cross-contamination and transfer of pathogens.

The Company has developed its brand name formulations to target the different markets which consume these products. The Company's competition in each of these markets is summarized below:

1.	Barrier Products for Occupational Hand Disease
      ----------------------------------------------

The Company's Skinvisible Products prevent against occupational hand disease as a result of the properties of the polymer base of the Skinvisible Products. The Company is marketing the Skinvisible Products as a barrier to occupation hand disease to the industrial markets and the salon markets.
 The Company is coupling the occupational hand disease properties of the Skinvisible Products with the antimicrobial properties of the Skinvisible Products in marketing the Skinvisible Products to the medical and food markets.

The Company faces competition from a number of products which claim to combat occupational hand disease and which fall under the FDA monograph for barrier products. All of these products, to the knowledge of the Company, establish a barrier between the skin and the outside elements using a compound which is not favorable to the user's skin. These compounds are usually made up of a variety of waxes, including dimethicone (silicone) and alcohol. All of these compounds clog a user's skin. Barrier products have been used for years and are not accepted in the medical or food industries due to the fact that skin which cannot breathe becomes hot and moist and creates a breeding ground for bacteria. Additional problems associated with barrier products are that they may wash off when coming in contact with moisture or water and may go into open cavities, in the case of the medical industry, or into food products, in the case of the food industry.

Key competitors who produce barrier products for occupational hand disease include the following:

Product                       Manufacturer
-------                       ------------

Gloves in a Bottle            1998 Glovesina Bottle, Inc.

GloveCote                     Fibre Glass-Evercote, Co., Inc.

Invisible Glove               Blue Magic, Inc.


2.	Antimicrobial Products

The Company also markets Skinvisible Products as antimicrobial products which prevent the cross-contamination of pathogens on the hands. The FDA requires all products claiming to be antimicrobial to meet the FDA tentative monograph for antimicrobial products.

The number one selling products for the cross-contamination of pathogens on the skin are instant hand sanitizers. These products are available in both the professional market and in the retail market. The instant hand sanitizers have an alcohol content of at least 67% with added skin emollients for skin protection. Instant hand sanitizers have a 100% instant kill rate against pathogens; however, the instant hand sanitizers do not offer the user any long term protection. A user's skin will become contaminated with pathogens as soon as the user touches a pathogen after using an instant hand sanitizer. An additional problem associated with instant hand sanitizers is that prolonged usage will dry out a user's skin.

There are other antimicrobial skin protection products with which the Company will compete within this market. Most other products use waxes or dimethicone (silicone) mixed with off-the-shelf polymers. Additional competitors are entering this market with polymer based products. The Company believes that its proprietary polymer formulation is unique in the market as it will not wash off and has the ability to kill pathogens both on contact and up to four hours on a user's skin. The Company plans to use these characteristics of the Skinvisible Products to market its products against those introduced by competitors.

The following companies currently manufacture products which are competitive with the Skinvisible Products in the antimicrobial product market:


Product                       Manufacturer
-------                       ------------

ViraShield                    Genomic Actives, LLC

Dermal Defense                LMG Dermal Defense

Unique Skin                   Unique Laboratories, Inc.

As discussed above, the current market for skin care products is highly competitive, and there are currently a number of products in the marketplace that make claims similar to those made by the Company and its subsidiaries. In some cases, these products are offered by companies with established distribution channels and greater financial resources than the Company, posing a strong competitive threat and creating a formidable barrier to entry by the Company into the market.

The Company has developed its competitive strategy based on its belief that none of these competitors can offer skin protection products with the same benefits as those of the Company. Given the potential for skin protectants in the marketplace, however, it is anticipated that other products may be developed in the future by competitors with greater resources and established distribution channels that may be able to meet or exceed this benefit and negatively effect the Company's sales and market share. Thus, it is part of the Company's plan of operation to obtain as wide a market recognition as rapidly as possible based on its current advantages to ensure on-going long-term success. Acceptance within the medical/hospital environments as part of this plan, if obtained, would supply support in this regard. It should be noted, however, that no such acceptance has, as yet, been achieved and no assurance can be given that it ever will.

Twelve Month Plan of Operation

The Company currently intends to pursue the following plan of operations during the next twelve months:

1. The Company will continue to attempt to enter into distribution agreements for distribution of the Skinvisible Products to the commercial and industrial markets. Specific attention will be given to sales in those industries where individuals are subject to frequent hand washing, such as the food service and heath care industries. The Company anticipates it will spend approximately $300,000 on this marketing expense over the next twelve month period;

2. The Company will continue to market the Skinvisible Products with EYI and EYI International to the retail market. The
Company anticipates it will spend approximately $100,000 on this marketing expense over the next twelve month period;

3. The Company will continue its efforts to market the Skinvisible Products to the commercial and industrial markets directly. The Company anticipates it will spend approximately $600,000 on this marketing expense over the next twelve month period.

4. The Company will continue research and development of new products, including a sun-screen product. The Company anticipates it will spend approximately $300,000 on additional research and development activities over the next twelve month period;

The Company had cash of $63,310 and accounts payable of $381,786 as of June 30, 1999. The Company has a loan outstanding in the amount of $715,000 as of June 30, 1999. This loan is an unsecured loan from Mr. Harold C. Moll, a shareholder of the Company, which is payable on demand and remains outstanding. While it is anticipated that Mr. Moll will continue in the short-term to provide interim loans to the Company to support operations and the costs of being a public company, there is no agreement in place for Mr. Moll to do so and such loans are only a short-term solution to the Company's cash needs. As discussed below, it is anticipated that additional financing will be obtained from other sources in the near future. Failure to do so will have a significantly negative impact on the Company's operations.

The Company anticipates that the Company will spend approximately $1,500,000 over the next twelve month period in pursuing the Company's stated plan of operations. Of these anticipated expenditures, the Company anticipates that approximately $900,000 will be required to be spent on the Company's plan of operations in the next six months. Of this amount, the Company anticipates that $400,000 will be realized from operating revenues generated by the Company, after deduction of costs of goods sold, and $500,000 will be raised by additional debt or equity financings of the Company.

The Company is presently undertaking a search for additional equity financing to cover these anticipated expenses and to repay the Company's accounts payable and the unsecured demand loan owed to Mr. Moll. This search is in the form of a private offering for the sale of 1,450,000 shares of common stock at a price of $2.25 per share with 725,000 accompanying warrants at a price of $2.25 to $3 per share. This offering is being made only to accredited investors under Rule 506 of Regulation D of the Securities Act of 1933. The Company, however, has not, as yet, formalized or entered into any such arrangements, and no assurance can be given that it will be able to find any such additional financing in time to cover its costs and expenses as they come due. A failure by the Company to obtain such financing would have a significantly negative effect on the Company's future operations and may result in the Company's being shut down as an operating entity.

The actual expenditures and business plan of the Company may differ from that stated in the above Plan of Operations. The Board of Directors of the Company may decide not to pursue the stated Business Plan of Operations. In addition, the Company may modify the stated Plan of Operations based on the available amounts of financing in the event that the Company cannot achieve the required financings to complete the stated Plan of Operations. The Company does not have any financing arrangement in place to enable the Company to meet the Stated Plan of Operations.

In the event the Company is not successful in obtaining any further debt or equity financing, the Company anticipates that it could not sustain its business operations based on the Company's current cash position and revenues.

The Company believes the above statements may be forward-looking statements. Actual results of the Company and the Company's actual plan of operations may differ materially from what is stated above.
 Factors which may cause the actual results of the Company or its actual plan of operations to vary include, among other things, decisions of the board of directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, changes in the Internet business or general economic conditions and those other factors identified herein.

Distinctive Characteristics of the Business that may have a Material Impact on Future Financial Performance

A number of factors distinctive to the Company's business may have a material impact on future financial performance, including:

Competition. As noted above, competition among skin care products is strong and presents a significant barrier to entry. In addition, it is a reasonable possibility that existing or new competitors could develop product lines that provide similar or greater levels of skin protection to that provided by the Skinvisible Products. If these factors were to occur, they would have a significant negative impact on the future financial results of the Company.

Marketing. The Company's marketing plan is completely dependent upon sales and referrals of outside independent contractors. A failure to attract a sufficient number of independent contractors or to keep them actively involved in selling the product would have a significant negative impact on the future financial results of the Company.

Product. The Skinvisible Products are new and to some extent unique in the skin care marketplace. Whenever such a new product is offered, there is a chance that it will not be accepted by a sufficient number of consumers to support and grow the business. Such lackluster consumer demand for the product may be the result of a perception that the product is not necessary, does not perform in a significant enough manner, or is inferior to other products, among other things. The failure to attract enough consumer demand will have a significant negative impact on the future financial results of the Company.

Employees

The Company has 2 employees, including its President and SVP employs 14 individuals, including its President. All employees of the Company and SVP are full-time employees.

Mr. Terry Howlett, President of the Company, is paid a salary of $10,000 per month. The Company also reimburses Mr. Howlett for expenses incurred in connection with his duties as President of the Company. The Company and Mr. Howlett have not entered into any written employment agreement.

The services of Mr. Gerald Gauthier, Chief Operating Officer of SVP, are provided to the Company pursuant to a written employment agreement between Mr. Gauthier and the Company dated April 1, 1999.
 A copy of this employment agreement is attached hereto as an exhibit. The Company pays to Mr. Gauthier a salary of $100,000 per year plus an expense allowance of $1,400 per month. The term of Mr. Gauthier's employment agreement is for a one year period expiring April 1, 2000. In addition, Mr. Gauthier has been granted an option to purchase 90,000 shares of the Company's common stock at a price of $2.50 per share under the Company's Employee Stock Option Plan.

SVP has entered into an employment agreement dated March 31, 1998 with Mr. Roger Hocking (the "Hocking Agreement") whereby the services of Mr. Hocking as manager of manufacturing are provided to SVP. The Hocking Agreement has a three year term expiring March 31, 2001. The Company pays to Hocking a salary of $6,000 per month, plus an automobile allowance of $400 per month.

The Company has entered into a talent license and marketing agreement dated April 1, 1999 with Mr. Randall Cunningham, a quarterback with the Minnesota Vikings football team (the "Cunningham Agreement"). Mr. Cunningham has agreed to permit the Company to use his name, image, likeness, picture and position as quarterback of the Minnesota Vikings in the Company's marketing efforts for the Skinvisible Products. Mr. Cunningham has also agreed to make himself available for personal appearances and as a spokesman at the direction of the Company during the months of February through June of each year, which appearances will include a minimum of ten cities within the United States and Canada in each year. The Cunningham Agreement has a term of three years and obligates the Company to grant to Cunningham options to purchase 120,000 shares of the Company's common stock at a price of $3.50 per share. The options are required to be issued over a period of nine months, with 40,000 options granted by July 1, 1999, an additional 40,000 options granted by October 1, 1999 and an additional 40,000 options granted by January 1, 2000. The Company is also obligated to reimburse Mr. Cunningham for any expenses incurred with his appearing at Company functions. The Company has completed the grant of options to purchase 120,000 shares of the Company's common stock to Mr. Cunningham, as required by the Cunningham Agreement.

A copy of each of the Hocking Agreement, the Gauthier Agreement and the Cunningham Agreement are attached hereto as exhibits. The discussion herein regarding the Hocking Agreement, the Gauthier Agreement and the Cunningham Agreement is qualified in its entirety by reference to the copies of the attached agreements.

Any growth in the number of employees will be largely dependent on the success of the Company's sales efforts.

None of the employees of the Company or its subsidiaries are subject to collective bargaining agreements, nor have they been on strike, or threatened to strike, within the past three years.

Research and Development Expenditures

During the past fiscal year, SVP spent approximately $384,550 on research and development activities for the Company. As the Company was formed in 1998, there were no research and development expenditures from years prior to 1998.

Item 7.  Description of Property

The Company's head office and administration activities are carried at leased premises located at 3095 E. Patrick Lane, Suite 1, Las Vegas, Nevada 89120. The premises are comprised of 4000 square feet and are leased for a term of 2 years expiring on June 30, 2001 at a lease rate of $3,590 per month.

The Company's research and development and manufacturing activities are carried on through SVP at leased premises located at 6320 South Sandhill Road, Suite 10, Las Vegas, Nevada 89120. The premises are comprised of a 6000 square feet mixed office and industrial facility, and are leased for a term of 4 years expiring on April 14, 2002. The obligations under the lease for this property are $59,368 for the period from July 1,1999 to December 31, 1999, $121,032 for the year 2000, $101,832 for the year 2001 and $24,122 for the period from January 1, 2002 to April 14, 2002. The Company is presently seeking additional financing and more product sales necessary in order to allow the Company to meet this and its other obligations.

The Company does not lease or own any property, however, SVP owns a number of personal property items, including certain manufacturing equipment, computers and fax machines and office furniture and furnishings. SVP also leases a telephone system.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company and its subsidiaries, their present positions with the Company and its subsidiaries, and their biographical information.

Skinvisible, Inc.
-----------------

Name						Office(s) Held
----                                --------------
Terry Howlett				Director, President
Howard Thomson				Director, Secretary, Treasurer
Jerry Hodge					Director
Lord Anthony St. John			Director
Jost Steinbruchel				Director


Skinvisible Pharmaceuticals, Inc.
---------------------------------

Name						Office(s) Held
----                                --------------
Terry Howlett				Director, President & Secretary
Jerry Hodge					Director
Gerald Gauthier				Chief Operating Officer

Skinvisible International, Inc.
-------------------------------

Name						Office(s) Held
----                                --------------
Terry Howlett				President

Jerry Hodge					Director
Roger Hocking				Secretary, Treasurer

Skinvisible Pharmaceuticals (Canada) Inc.
-----------------------------------------

Name						Office(s) Held
----                                --------------
Terry Howlett				President
Howard Thomson				Director, Secretary, Treasurer

Mr. Terry H. Howlett (Age 51), President & Director, Skinvisible, Inc. Mr. Howlett has a diversified background in market initialization and development, sales and venture capital financing for emerging growth companies. He has held senior management, marketing and sales positions with various companies, including the Canadian Federation of Independent Business, Family Life Insurance, and Avacare of Canada and founded Presley Laboratories, Inc. which marketed cosmetic and skin care products on a direct sales basis. For the ten years prior to becoming President of the Company, Mr. Howlett was the President and CEO of Voice-it Solutions, Inc., a publicly traded company on the Vancouver Stock exchange that made voice response software for order entry systems.

Mr. Howard Thomson (Age 51), Director, Treasurer and Secretary, Skinvisible, Inc. Mr. Thomson has recently retired after 17 years in senior management positions with the Bank of Montreal, including 5 years as Branch Manager, 4 years as Regional Marketing Manager and 5 years as Senior Private Banker. He previously resided in London, England and was employed by the National Westminster Bank for 13 years.

M. Jerry Hodge (Age 54), Director, Skinvisible, Inc. For over the past five years, Mr. Hodge has been the President & CEO of Hospitality Network, the largest provider of in-room video entertainment to the hotel/casino industry, and has professional management expertise in the areas of business development, finance, operations, and corporate strategic planning.

Roger J. Hocking (Age 45), Secretary & Treasurer, Skinvisible International, Inc. Mr. Hocking attended the University of California where he studied marketing and sales. He worked in the retail sales field for various companies, starting his first company, Applied Marketing in 1981, which sold waterbed conditioners (including chemical disinfectants) and accessories. He sold this business in 1991, thereafter focusing on sales of houseware products, and moving in 1992 to Las Vegas, Nevada. Mr. Hocking formed Manloe Laboratories Inc. (now Skinvisible Pharmaceuticals, Inc.) in March 1992 and was President of that company until its acquisition in 1998.

Lord Anthony St. John (Age 41), Director, Skinvisible, Inc. Lord Anthony St. John has been a member of the House of Lords in England since 1978. In 1998, he was appointed Extra Lord-in-Waiting to her Majesty the Queen. He has been a consultant to Merrill Lynch International since 1991 and serves as a Director on other publicly traded companies. Since graduating with a law degree in 1979 from Capetown, South Africa, Lord St. John has spent a number of years in the commercial field as auditor and legal counsel for international companies.

Jost Steinbruchel (Age 58), Director, Skinvisible, Inc. Since 1984, Mr. Steinbruchel has operated his own company in Geneva Switzerland specializing in financial engineering in international trade throughout a wide network of banking relations, principally in Europe, China, Australia and Africa. Previously, he spent 20 years of his professional career as an executive in international banking with Lloyds of London, Citicorp and Credit Suisse. Mr. Steinbruchel has a law degree from Sorboure, Paris.

Gerald Gauthier (Age 62) is Chief Operating Officer of SVP. Mr. Gauthier received his Bachelor of Commerce degree from the University of Montreal in 1970. Mr. Gauthier was controller of Wilson Oilfield Supply of Calgary, Alberta from 1983 to 1990. Mr. Gauthier was a self-employed management consultant from 1990 to 1992, during which time he gained experience in multi-level marketing operations. Mr. Gauthier was vice-president of Pure Life International/ Royal Bodycare Canada Inc., a multi-level marketing company retailing natural health care products, from 1992 to 1993.
 Mr. Gauthier was business manager of Guisachan Family Medicine, a medical office in Kelowna, British Columbia from 1994 to 1999. Mr. Gauthier joined SVP as Chief Operating Officer in 1999.

Terms of Office

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the Company's board of directors.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year ended December 31, 1998.


                  Summary Compensation Table
-----------------------------------------------------------------
Name and principal position        	         |  Year   |   Salary
-----------------------------------------------------------------
Terry Howlett, Director, President      	   |  1998   | $ 90,000
Howard Thomson, Director, Sec/Treas. 	   |  1998   | $  9,000
Jerry Hodge, Director                        |  1998   | $  9,000
                                             |         |
Aggregate of three Highest Paid              |         |
Officers and Directors                       |         | $108,000
-------------------------------------------------------------------

In addition, certain of the officers are provided an automobile allowance for use of their vehicles for Company business and have and/or will receive stock options to purchase shares of the Company.
Cash compensation of $114,000, in the aggregate, was paid to executive officers and directors for services in fiscal year 1998.

The Company pays a fee of $1,000 per month to its directors, other than Terry Howlett, in consideration for each director acting as a director of the Company. The Company pays to Mr. Terry Howlett a salary of $10,000 per month and does not pay Mr. Howlett any separate fee for acting as a director of the Company. See Item 6. "Description of Business - Employees".


Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of August 15, 1999, the beneficial ownership of the Company's Common Stock by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding as of such date and by the officers and directors of the Company individually and as a group.
 Except as otherwise indicated, all shares are owned directly.



                 Name and address     Amount of            Percent
Title of class   of beneficial owner  beneficial ownership of class
--------------   -------------------  -------------------- --------
Common           Terry Howlett        1,000,000               9.80%
                 Director, President

Common           Howard Thomson         156,000               1.53%
                 Director,
                 Sec./Treas.

Common           Anthony St. John       150,000               1.47%
                 Director

Common           Jost Steinbruchel      550,000               5.39%
                 Director

Common           Jerry Hodge            250,000*              2.45%
                 Director

Common           All Officers and     2,106,000              20.65%
                 Directors as a
                 Group ( 5 persons)

* Includes shares owned by D. Hodge in the amount of 50,000 shares.

The following table shows the issued and outstanding stock options held by the officers and directors of the Company, and by each person known by the Company to beneficially own more than 10% of the Company's Common Stock as of August 1, 1999. Each of the following options was granted by the Company on January 8, 1999.

Name               Exercise Price   No. of Options   Term of Option
----               --------------   --------------   --------------

Terry Howlett      $1.65            300,000          5 years
Jerry Hodge        $1.50             50,000          5 years
Howard Thomson     $1.50             50,000          5 years
Anthony St. John   $1.50             50,000          5 years
Jost Steinbruchel  $1.50             50,000          5 years

Item 11.  Interest of Management and Others in Certain Transactions

None of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.


The Company's policy regarding related transactions requires that any director or officer who has an interest in any transaction to be approved by the board of directors of the Company disclose the presence and the nature of the interest to the board of directors prior to any approval of the transaction by the board of directors.
  The transaction may then be approved by a majority of the disinterested directors, provided that an interested director may be counted in determining the presence of a quorum at the meeting of the board of directors to approve the transaction. The Company's policy regarding compensation for directors and officers is that the board of directors may, without regard to personal interest, establish the compensation of directors for services in any capacity.

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 100,000,000 shares of common stock, par value $0.001 per share (the
"Company Common Stock").   As of August 15, 1999 a total of
10,206,000 shares of the Company's Common Stock were issued and outstanding.

Common Stock

Holders of the Company's Common Stock are entitled to one vote for each share on all matters voted on by the shareholders. They do not have cumulative voting rights in the election of directors or for any other purpose. The first annual meeting of shareholders has not as yet been scheduled.

Moreover, holders of the Company Common Stock do not have pre-emptive rights, or any subscription, redemption or conversion privileges; but they are entitled to participate ratably in dividends as declared by the Board of Directors, and in the distribution of assets in the event of liquidation or dissolution of the Company.

Transfer Agent

The transfer agent for the Common Shares is National Stock
Transfer, 3098 South Highland Drive, Suite 485, Salt Lake City,
Utah  84106.

Share Purchase Warrants

The Company has not issued and does not have outstanding any warrants to purchase shares of the Company Common Stock.

Options

The Board of Directors and Shareholders of the Company have approved the Company's Incentive Stock Option Plan. The Company has granted options to purchase 300,000 shares of Company Common Stock to Mr. Terry Howlett, a director and president of the Company, exercisable at a price of $1.65 per share effective January 8, 1999. The Company also granted options to purchase 644,500 shares of Company Common Stock to other officers, directors, employees and consultants of the Company exercisable at a price of $1.50 per share effective January 8, 1999.

The Company has subsequently granted additional options to purchase 511,000 shares of the Company's Common Stock to the Company's employees and consultants at prices ranging from $3.00 per share to $4.00 per share.

                             PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters

The shares of the Company's common stock are traded on the OTC Bulletin Board under the symbol "SKVI". The first day in which the Company's shares traded was January 8, 1999. The high and the low bids for the Company's shares for each quarter of actual trading were:

Quarter			     High		Low
-------                      ----         ----
1st Quarter 1999		     $5.25		$1.50
2nd Quarter 1999		     $5.59		$4.00
3rd Quarter 1999 (to date)   $5.25		$2.50


The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of April 15, 1999, there were approximately 49 registered shareholders in the Company. The Company has never issued any dividends and is not likely to do so in the near future. There are no legal restrictions on the Company that limit its ability to pay dividends on its common stock.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in March, 1998.

Item 4.  Recent Sales of Unregistered Securities

The Company completed the issuance of 5,225,000 shares of the Company's common stock to eighteen (18) persons at a deemed price of $0.001 per share on March 20, 1998 pursuant to Section 4(2) of the Securities Act of 1933 (the "1933 Act") for services in connection with the formation of the Company's business. All shares were issued to persons who were close friends and business associates of Mr. Terry Howlett, the sole director and officer of the Company as at March 20, 1998. Each shareholder provided services in connection with identifying, reviewing and evaluating a business opportunity of the Company and negotiating the acquisition of the Company's business. Each shareholder was either a sophisticated investor or an accredited investor. Each shareholder was given the opportunity to review the information available to the Company on SVP and its antimicrobial hand lotion business prior to the Company's agreement to acquire SVP. All shares issued to the shareholders were "restricted securities", as defined in the 1933 Act.

The Company completed the issuance of 275,000 shares of the Company's common stock to Mr. Roger Hocking on March 27, 1998 pursuant to Section 4(2) of the1933 Act. The shares were issued to Mr. Hocking in consideration of the acquisition by the Company of SVP. All shares issued to Mr. Hocking were "restricted securities", as defined in the 1933 Act.

The Company completed an offering of 2,000,000 common shares at a price of $0.15 per share on April 30, 1998 to a total of 11 investors. The offering was completed pursuant to Rule 504 of Regulation D of the Securities Act.

The Company completed an offering of 700,000 common shares at a price of $1.00 per share on May 29, 1998 to a total of 56 investors pursuant to Rule 504 of Regulation D of the Securities Act. The Company paid commissions totaling $50,000 to three parties in connection with the completion of this offering: ISG Capital Markets of Frankfurt, Germany, Hartford Securities of Grand Cayman, British West Indies and Jost Steinbruchel of Geneva, Switzerland.

The Company completed an offering of 1,500,000 common shares at a price of $1.00 per share on March 8, 1999 to a total of four accredited investors pursuant to Rule 506 of Regulation D of the Securities Act. All shares issued pursuant to this offering were "restricted securities", as defined in the 1933 Act.

The Company completed the issuance of 500,000 shares of the Company's common stock to Mr. Bruce Jezior on February 2, 1999 pursuant to Section 4(2) of the1933 Act. The shares were issued to Mr. Jezior upon execution of the amendment to the Manufacturing
Agreement .   See Item 6. "Description of Business - Manufacturing
and Marketing License Agreement". All shares issued to Mr. Jezior were "restricted securities", as defined in the 1933 Act.

The Company issued a total of 3,000 shares of the Company's common stock on April 27, 1999 to Mr. Bryan Campbell, a consultant to the Company, upon the exercise by Mr. Campbell of stock options granted to him pursuant to the Company's Incentive Employee Stock Option Plan. Mr. Campbell purchased all of these shares at a price of $1.50 per share, for a total purchase price of $4,500. The shares were issued pursuant to the exemption from registration provided by Rule 701 under the Securities Act of the1933 and were marked as restricted when issued.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made
(i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or
(ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited Financial Statements for the period ending December
31, 1998, including:

(a)	Independent Auditors' Report;

(b)	Consolidated Balance Sheet;

(c)	Consolidated Statement of Operations and Accumulated Deficit;

(d)	Consolidated Statement of Changes in Stockholders' Deficit;

(e)	Consolidated Statement of Cash Flows;

(f)	Notes to Consolidated Financial Statements;

(g)	Supplemental Information.

2.	Consent by Auditor to use of Audited Financial Statements

                        SKINVISIBLE, INC.
                         AND SUBSIDIARY

                 CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998

                              WITH
                INDEPENDENT AUDITOR'S REPORT THEREON

             INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                        Page

Independent Auditor's Report. . . . . . . . . . . . . . 1

Consolidated Financial Statements:


  Consolidated Balance Sheet. . . . . . . . . . . . . . 2

  Consolidated Statement of Operations
    and Accumulated Deficit. . . . . . . . . . . . . . .3

  Consolidated Statement of Changes in
    Stockholders' Deficit . . . . . . . . . . . . . . . 4

  Consolidated Statement of Cash Flows. . . . . . . . . 5

  Notes to Consolidated Financial Statements. . . . . . 6-10

Supplemental Statements:


    Consolidated Statement of Operating
      Expenses. . . . . . . . . . . . . . . . . . . . . 12

    Proforma Consolidated
	 Balance Sheet . . . . . . . . . . . . . . . . . .13

    Proforma Consolidated
	 Statement of Operations and
	 Accumulated Deficit . . . . . . . . . . . . . . .14

    Proforma Consolidated
      Statement of Operating Expenses. . . . . . . . . .15

                   INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Skinvisible, Inc.

We have audited the accompanying consolidated balance sheet of Skinvisible, Inc., and subsidiary, a development stage company, as of December 31, 1998 and the related consolidated statements of operations and accumulated deficit, changes in stockholders' deficit, and statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skinvisible, Inc. and subsidiary as of December 31, 1998, and the results of their operations, changes in stockholders' deficit and cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.
Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental consolidated statement of operating expenses and proforma consolidated balance sheet, statement of operations and accumulated deficit, and statement of operating expenses are presented for the purposes of additional analysis and are not a required part of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Sarna & Company
Westlake Village, California
March 10, 1999

               SKINVISIBLE, INC. AND SUBSIDIARY
                (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED BALANCE SHEET
                      DECEMBER 31, 1998


                           ASSETS

Current Assets
  Cash                                 $ 110,776
  Accounts Receivable                      4,415
  Inventory                               47,530
  Prepaid License Fee                     50,000
      Total Current Assets                         $ 212,721
Property and Equipment
  Furniture and Equipment                 85,894
  Laboratory Build-Out                    38,126
      Total Property and Equipment       124,020
      Less Accumulated Depreciation       <8,858>
Net Property and Equipment                           115,162
Other Asset - Exclusive Distribution Rights          200,000

TOTAL ASSETS                                       $ 527,883


             LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
  Accounts Payable
      and Accrued Expenses            $ 123,723
  Loan Payable                          725,000
Total Current Liabilities                          $ 848,723
Stockholders' Deficit
  Common Stock, $0.001 par value
      100,000,000 shares authorized,
      8,200,000 shares issued            8,200
  Additional paid in capital           936,400
  Accumulated Deficit               <1,265,440>
Total Stockholders' Deficit                         <320,840>

TOTAL LIABILITIES AND
STOCKHOLDERS' DEFICIT                              $ 527,883

    See Notes to Consolidated Financial Statements

                 SKINVISIBLE, INC. AND SUBSIDIARY
                  (A DEVELOPMENT STAGE COMPANY)
   CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
               FOR THE YEAR ENDED DECEMBER 31, 1998



Revenues                                           $ 12,269

Cost of Sales
  Beginning Inventory                 $      0
  Purchases                             51,531
     Total Available                    51,531
  Less:  Ending Inventory              <47,530>

Total Cost of Sales                                  <4,001>

Gross Profit                                          8,268

Operating Expenses                               <1,273,708>

Loss Before Provision for
  Income Taxes                                   <1,265,440>

Provision for Income Taxes                               <0>

Net Loss                                         <1,265,440>

Deficit, Beginning
  of Period                                              <0>

Accumulated Deficit, End of Period              $<1,265,440>


Net Loss per Share                                  $ <0.16>

Weighted Average Shares Outstanding             $ 7,891,300

        See Notes to Consolidated Financial Statements

               SKINVISIBLE, INC. AND SUBSIDIARY
                 (A DEVELOPMENT STAGE COMPANY)
    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
             FOR THE YEAR ENDED DECEMBER 31, 1998


                    Common Stock  Additional  Accumulated Total
                 Par Value $.001  Paid in     Deficit     Stock
                                                         holders'
                  Shares   Amount Capital                Equity
                 -------   ------ -------     ---------  --------

Inception          ----    $ ---- $ ----      $  ----   $ ----
  March 6, 1998

Common Stock Issued
  Commencement of
  Operations
  March 6, 1998
                5,500,000   5,500  (5,500)       ----       ----

Common Stock Issued
  First Offering
  $0.15 per share
  April 6, 1998
                2,000,000   2,000  298,000       ----     300,000

Common Stock Issued
  Second Offering
  $1.00 per share
  April 30, 1998
                  700,000     700  636,800       ----     637,500

Rebate of
Offering Fees        ----    ----    7,100       ----       7,100

Net Loss
Period Ended
   December 31, 1998 ----    ----    ----  (1,265,440)(1,265,440)


Balances
  December 31, 1998
              8,200,000 $ 8,200 $ 936,400 $(1,265,440)$(320,840)
------------------------------------------------------------------

	See Notes to Consolidated Financial Statements

               SKINVISIBLE, INC. AND SUBSIDIARY
                (A DEVELOPMENT STAGE COMPANY)
             CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE YEAR ENDED DECEMBER 31, 1998

Cash Flows from Operating Activities:

   Net Loss                                        $ <1,265,440>
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operating Activities
       Depreciation                                       8,858
         <Increase> Decrease in:
           Accounts Receivable                           <4,415>
           Inventory                                    <47,530>
           Prepaid Licensing Fee                        <50,000>
           Other Asset                                 <200,000>
         Increase <Decrease> in:
           Accounts Payable and
             Accrued Expenses                           123,723

             Net Cash Used by Operating Activities   <1,434,804>

Cash Flows from Investing Activities:

   Purchases of Property and Equipment               $ 124,020

     Net Cash Used by Investing Activities            <124,020>

Cash Flows from Financing Activities:

   Loan Proceeds                                       725,000
   Net Proceeds from the Issuance of
     Common Stock                                      944,600

     Net Cash Provided by Financing Activities       1,669,600

Net Increase in Cash                                   110,776

Cash at Beginning of Period                                  0

Cash at End of Period                                $ 110,776

          See Notes to Consolidated Financial Statements

               SKINVISIBLE, INC. AND SUBSIDIARY
                 (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Skinvisible, Inc. (formerly Microbial Solutions, Inc.) was incorporated on March 6, 1998 in the state of Nevada.
Skinvisible, Inc. immediately acquired 100% ownership of Skinvisible Pharmaceutical, Inc. (formerly Manloe Labs, Inc.)
also a Nevada corporation.

Skinvisible, Inc. and its subsidiary, (collectively referred to as the "Company" or "SKVI") develops and sells various licensed anti-bacterial and anti-viral protectants and formulations to numerous industries. The Company maintains manufacturing, executive and sales offices at Las Vegas, Nevada.

Basis of Presentation

The consolidated financial statements include the accounts of Skinvisible, Inc. and it's subsidiary, Skinvisible Pharmaceutical, Inc. All material intercompany balances have been eliminated.
The Company reports revenue and expenses using the accrual method of accounting for financial and tax reporting purposes. All reported amounts are in US dollars.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Development Stage Company

SKVI meets the guidelines of SFAS No. 7 and as such is classified as a development stage company.

              SKINVISIBLE, INC. AND SUBSIDIARY
                (A DEVELOPMENT STAGE COMPANY)
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED


Pro Forma Compensation Expense

SKVI accounts for costs of stock-based compensation in accordance with APB No. 25, "Accounting for Stock Based Compensation" instead of the fair value based method in SFAS No. 123. No stock options have been issued. Accordingly, no pro forma compensation expense is reported in these financial statements.

Inventories

Inventories are accounted for on an average cost basis.
Inventory at any given time consists of raw materials and products and packaging held for resale.

Property and Equipment

Property and equipment are stated at historical cost.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years).

Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

              SKINVISIBLE, INC. AND SUBSIDIARY
                (A DEVELOPMENT STAGE COMPANY)
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED


Income Taxes

The company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 1998 represents the minimum state income tax expense of the Company, which is not considered significant.

               SKINVISIBLE, INC. AND SUBSIDIARY
                (A DEVELOPMENT STAGE COMPANY)
     NOTES TO CONSOLIDATED FINANACIAL STATEMENTS (CONTINUED)


NOTE 3 - LOAN PAYABLE

This loan consists of monies advanced as a short term operating loan. This loan is unsecured and bears interest at the rate of 10% per annum. Interest will begin to accrue on January 1, 1999.
This loan requires no minimum monthly payment.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The company leases 8556 square feet of manufacturing and office space under a noncancelable operating lease. This operating lease terminates on April 14, 2002. In connection with the lease arrangement, the Company is obligated to make rental payments of $6123 per month with annual increases of 3%. Future annual minimum rental commitments are as follows:

      Year
      1999      $ 75684
      2000      $ 77952
      2001      $ 80292
      2002      $ 24122

Litigation

The Company is not presently involved in any litigation.

Licensing and Consulting Agreements

The Company has currently entered into, and will continue to enter into, product licensing and consulting agreements that the Company's board of directors determine will enhance the Company's ability to market innovative products in a competitive field.

             SKINVISIBLE, INC. AND SUBSIDIARY
              (A DEVELOPMENT STAGE COMPANY)
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5 - SUBSEQUENT EVENTS


Name Change

On February 26, 1999, the company completed the legal process of changing its name from Microbial Solutions, Inc. to Skinvisible, Inc. The subsidiary's name of Manloe Labs, Inc. was also changed on February 26, 1999 to Skinvisible Pharmaceutical, Inc.

These financial statements have been retitled accordingly.

On February 22, 1999, the company also formed a subsidiary titled
Skinvisible International, Inc. to encompass Canadian and other international ventures.

Stock Offering

By resolution dated January 8, 1999, the Company's Board of Directors approved an offering of up to 1,500,000 shares of the Company's stock at $1.00 per share. The offering was complete and the company filed a Form D with the U.S. Securities and Exchange Commission on March 5, 1999.

                 SUPPLEMENTAL INFORMATION

           SKINVISIBLE, INC. AND SUBSIDIARY
             (A DEVELOPMENT STAGE COMPANY)
       CONSOLIDATED STATEMENT OF OPERATING EXPENSES
          FOR THE YEAR ENDED DECEMBER 31, 1998



Operating Expenses
  Advertising                        $ 94,918
  Bank Charges                          1,217
  Consulting - Sales                    5,000
  Consulting - Technical               17,000
  Data Processing                       1,434
  Depreciation                          8,858
  Dues and Subscriptions                2,347
  Equipment Rental                     28,802
  Expenses - Canadian Operations       16,778
  Insurance -                          21,330
  Office Expenses                      34,161
  Outside Labor                           696
  Management Fees                     209,000
  Payroll Taxes                        43,744
  Postage and Freight Out               6,816
  Printing                             12,354
  Professional Fees                    74,913
  Rent                                 45,305
  Research and Development            384,550
  Royalties                            48,000
  Security                              1,653
  Tax & License                         6,611
  Telephone                            11,354
  Trade Show Expenses                  23,666
  Utilities                             2,527
  Wages                               170,674
                                      -------
     Total Operating Expenses                    $1,273,708


          See Notes to Consolidated Financial Statements

               SKINVISIBLE, INC. AND SUBSIDIARY
                (A DEVELOPMENT STAGE COMPANY)
                          PROFORMA
                  CONSOLIDATED BALANCE SHEET
                      DECEMBER 31, 1998

                           ASSETS

					          Adjustments
		               Skinvisible     And
               Skinvisible Pharm. Inc.  Eliminations  Consolidated
               ----------- -----------  ------------  ------------
Current Assets
 Cash	         $  55,861   $ 54,915	    $		      $  110,776
 Accounts Rec.        -0-     4,415	                       4,415
 Inventory		    -0-    47,530	                      47,530
 Investment	      25,000         -0-      <25,000>            -0-
 Prepaid Lic. Fee     -0-    50,000	                      50,000
                 -------    -------     -----------    ----------
  Total           80,861    156,860       <25,000>	   212,721
Property and Equipment
 Furniture and Eq.    -0-    85,894                       85,894
 Lab Build - Out      -0-    38,126                       38,126
 Less Acc. Dep.       -0-    <8,858>                      <8,858>
                 -------    -------     -----------     ---------
  Net Property
  and Equipment       -0-   115,162	                     115,162

Other Asset -
Exclusive Distribution
Rights		    -0-   200,000        	         200,000
Intercompany
Receivable     1,534,940         -0-    <1,534,940>           -0-
               ---------    -------     -----------     ---------
TOTAL ASSETS  $1,615,801  $ 472,022    $<1,559,940>	 $ 527,883
	        ==========   =========     ============	==========

                 LIABILITIES AND STOCKHOLDER'S DEFICIT


					          Adjustments
		               Skinvisible     And
               Skinvisible Pharm. Inc.  Eliminations  Consolidated
               ----------- -----------  ------------  ------------

Current Liabilities
 Accts Payable &
 Accrued Exp.  $  15,585   $ 108,138     $		 $ 123,723
 Loan Payable    725,000	    -0-                    725,000
               ---------    -------     -----------     ---------
  Total Current
  Liabilities    740,585     108,138                     848,723
 Intercompany
 Payable              -0-  1,534,940     <1,534,940>          -0-
Stockholders' Deficit
 Common Stock, $0.001
  par value100,000,000
  shares authorized,
  8,200,000 shares
  issued           8,200      25,000        <25,000>       8,200
 Additional paid
  in capital     936,400          -0-                    936,400
 Accumulated
 deficit	     <69,384> <1,196,056>                 <1,265,440>
               ---------    -------     -----------     ---------
  Total Stockholders'
  Deficit        875,216  <1,171,056>       <25,000>    <320,840>
               ---------    -------     -----------     ---------
TOTAL LIABILITIES AND
STOCKHOLDER'S
DEFICIT	  $1,615,801    $472,022     $<1,559,940>	 $ 527,883
	        ==========   =========     ============	==========

           See Notes to Consolidated Financial Statements

                      SKINVISIBLE, INC. AND SUBSIDIARY
                        (A DEVELOPMENT STAGE COMPANY)
                                 PROFORMA
        CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                    FOR THE YEAR ENDED DECEMBER 31, 1998

					          Adjustments
		               Skinvisible     And
               Skinvisible Pharm. Inc.  Eliminations  Consolidated
               ----------- -----------  ------------  ------------
Revenues       $      -0-  $ 12,269	  		      $    12,269

Cost of Sales
 Beg. Inventory	    -0-        -0-   	                     -0-
 Purchases	          -0-        -0- 	                     -0-
               ----------  ---------                  ------------
  Total Available     -0-    51,531                        51,531
Less: Ending
Inventory		    -0-   <47,530>                      <47,530>
               ----------  ---------                  ------------
Total Cost of Sales   -0-    <4,001>	                 <4,001>
               ----------  ---------                  ------------
Gross Profit	    -0-     8,268                         8,268

Operating
Expenses        <69,384> <1,204,324>                   <1,273,708>
               ----------  ---------                  ------------
Loss Before
Provision for
Income Taxes    <69,384> <1,196,056>                   <1,265,440>

Provision for
Income Taxes	   -0-         -0-		               -0-
               ----------  ---------                  ------------

Net Loss	    <69,384> <1,196,056>                   <1,265,440>

Deficit,
Beginning of
Period	         -0-         -0- 		               -0-

Accumulated Deficit,
End of Period $ <69,384>$<1,196,056>                   $<1,265,440>
                ========  =========		               =========


See Notes to Consolidated Financial Statements

                   SKINVISIBLE, INC. AND SUBSIDIARY
                    (A DEVELOPMENT STAGE COMPANY)
                              PROFORMA
             CONSOLIDATED STATEMENT OF OPERATING EXPENSES
               FOR THE YEAR ENDED DECEMBER 31, 1998


					          Adjustments
		               Skinvisible     And
               Skinvisible Pharm. Inc.  Eliminations  Consolidated
               ----------- -----------  ------------  ------------
Operating Expenses
Advertising	   $	         $  94,918                  $  94,918
Bank Charges	 532	         685		          1,217
Consulting-Sales               5,000                      5,000
Consulting-Technical          17,000                     17,000
Data Processing                1,434                      1,434
Depreciation                   8,858                      8,858
Dues and Sub.   	             2,347                      2,347
Equipment Rental	            28,802                     28,802
Expenses --
Canadian Operations           16,778                     16,778
Insurance	  	            21,330                     21,330
Office Exp.     16,925	      17,236                     34,161
Outside Labor                    696                        696
Management Fees	           209,000                    209,000
Payroll Taxes                 43,744                     43,744
Postage &
Freight Out	                   6,816                      6,816
Printing         2,572	       9,782  	               12,354
Professional
Fees	          49,355	      25,558                     74,913
Rent		                  45,305                     45,305
R&D                          384,550 	              384,550
Royalties	                  48,000                     48,000
Security                       1,653                      1,653
Tax and License                6,611	                6,611
Telephone	                  11,354                     11,354
Trade Show Expenses           23,666                     23,666
Utilities                      2,527                      2,527
Wages		 	           170,674                    170,674
              --------    ----------                 ----------
 Total
 Operating
 Expenses	  $ 69,384    $1,204,324                 $1,273,708
              ========     =========	           ==========

See Notes to Consolidated Financial Statements

                  CONSENT OF INDEPENDENT AUDITOR



We hereby consent to the inclusion of our audit report dated March 10, 1999, on the consolidated financial statements of Skinvisible, Inc. for the period ended December 31, 1998 in the Company's Form 10-SB. We also consent to the application of such report to the financial information in the Form 10-SB, when such financial information is read in conjunction with the financial statements referred to in our report.



Westlake Village, California            /S/ Sarna & Company

April 19, 1999                          Certified Public Accountants

                              PART III
                          INDEX TO EXHIBITS

Exhibit 1:	Articles of Incorporation
Exhibit 2:	Amendments to Articles of Incorporation: 3-19-98 &
            2-26-99
Exhibit 3:	Bylaws
Exhibit 4:	Manufacturing and Marketing License Agreement
Exhibit 5:	Letter Agreement Modifying the Manufacturing and
            Marketing License Agreement
Exhibit 6:	Acquisition Agreement of Manloe Labs
Exhibit 7:	Letter Agreement Amending the Agreement for
            Acquisition of Manloe Labs
Exhibit 8:	Agreement between the Company and Aquastel Pacific
            Environmental Technology of Hong Kong
Exhibit 9:	Distribution Agreement between SVP and Essentially
            Yours Industries Corp.
Exhibit 10:	Distribution Agreement between SVP and EYI
            International Limited
Exhibit 11:	Agreement between the Company and Gerald Gauthier
Exhibit 12:	Agreement between the Company and Roger Hocking
Exhibit 13:	Agreement between the Company and Randall
            Cunningham
Exhibit 14:	Financial Data Schedule

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the Registrant caused this Form 10-SB Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


SKINVISIBLE, INC.


Date: November 1, 1999



	By:	\S\ Terry Howlett
  		__________________________________
             TERRY HOWLETT Director, President
             and Chief Executive Officer

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